FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of   March                                            2003
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                               CryptoLogic Inc.
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                (Translation of registrant's name into English)


                         1867 Yonge Street, 7th Floor
                           Toronto, Ontario, Canada
                                    M4S 1Y5
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                   Form 20-F                  Form 40-F      X
                            ----------                   -------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                          No  X
                     ------------                 ---------------

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                                DOCUMENT INDEX



Document                                                           Page No.
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 1.         Press Release dated March 7, 2003 "CryptoLogic            4
            Confirms Lewis Rose As President & CEO"

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                                                                    Document 1

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CRYPTOLOGIC LOGO OMITTED




FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY

              CRYPTOLOGIC CONFIRMS LEWIS ROSE AS PRESIDENT & CEO
         Rose calls for strict regulation of Internet gaming to bring industry "into the sunlight"

March 7, 2003 (Toronto, ON) - CryptoLogic, a leading software developer to the
Internet gaming and e-commerce industries, confirmed today the appointment of Lewis Rose as the company's President and CEO. Since Rose joined CryptoLogic as interim CEO in July 2002, CryptoLogic has achieved key business and financial milestones.

"Lewis Rose has achieved immediate results since taking the helm of CryptoLogic," said Dennis Wing, CryptoLogic's Chairman. "CryptoLogic has secured Isle of Man regulatory certification of its gaming software, achieved a license as an approved provider in the strictly regulated Alderney jurisdiction, released new products, expanded its suite of electronic payment options, launched new international brand-name customers and met financial targets. In times of new challenges and opportunities, we need a leader with vision, discipline, accountability and performance, and we've found those qualities in Lewis Rose."

"CryptoLogic's strong financial foundation, our status as one of the world's few regulated Internet gaming companies and our roster of blue-chip international customers set us apart," Rose said in accepting the permanent appointment. "With these strengths, a talented team and a culture of integrity and innovation, we can move to profitable growth. And we are a leader in the global trend towards safe, secure and regulated online gaming."

Rose said that CryptoLogic will continue to capitalize on the potential of online gaming - one of the few Internet business segments making money and showing solid growth. The company's focus for 2003 includes considering a European listing for its shares, expanding its European and Asian customer base, offering new payment options for players, and diversifying its product offerings (both as to type of games and languages in which they are offered).
In addition, CryptoLogic will consider selective acquisitions to advance growth with a cash-generative and accretive focus as well as improve customer profitability.

CryptoLogic's 2003 plan builds on the company's successes of the past six months. The company has eliminated redundancies to reduce its costs of operation, established a European operation, stabilized its cash flow, met its sales targets and grown its business from existing customers. CryptoLogic has also made progress on the regulatory compliance front.

"At CryptoLogic, we believe that strictly regulated Internet gaming is the best option for everyone," Rose added. "This industry is moving into the sunlight, and CryptoLogic is leading the way. Our major customers are household names in their markets, and they depend on us for software that players can trust. By working closely with regulators, CryptoLogic is sending a message that our business is first and foremost one of trust and verification."

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Rose is a results-driven executive with two decades of experience in the consumer product, entertainment and financial services sectors in leadership roles at some of North America's best-known companies. He served as President of Alliance Atlantis Communications Inc., President of Maple Leaf Foods'
Grocery Products Division, and Chief Financial Officer of Maple Leaf Foods
Inc., as well as in mergers and acquisitions at CIBC World Markets. Before joining CryptoLogic, Rose was the CEO of E-tv Interactive Technologies, a provider of commerce-enabled interactive television and Internet services.

Rose is a Chartered Accountant with a reputation for delivering strong results and profitable growth. His extensive experience in mergers and acquisitions is particularly valuable to CryptoLogic, a well-capitalized player in an industry that should see significant consolidation in the years ahead.

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic-developed software has processed more than US$11 billion in online transactions since inception in 1996 for some of the best-known, international blue chip customers in interactive gaming.
CryptoLogic, ranked #1 in the Profit 100 listing of Canada's fastest growing companies, continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries.
WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.2 million common shares outstanding (12.8 million shares fully diluted, based on the treasury method).

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For more information, please contact:
At CryptoLogic, (416) 545-1455                              At Argyle Rowland,  (416) 968-7311 (media only)
Nancy Chan-Palmateer, Director of Communications            Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Jim Ryan, Chief Financial Officer                           Aline Nalbandian, ext. 226/ aline@argylerowland.com


CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.


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                                  SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CryptoLogic Inc.
                                       --------------------------------------
                                                     (Registrant)

Date:  March 7, 2003                   By:  /s/ James A. Ryan
       -------------------                  ---------------------------------
                                                      (Signature)
                                            James A. Ryan
                                            Chief Financial Officer